January 26, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Purcell Laura Nicholson

Re:	Icon Energy Corp. Confidential Draft Registration Statement on Form F-1 Initially Submitted December 19, 2023 CIK No. 0001995574

Ladies and Gentlemen:

This letter sets forth the response of Icon Energy Corp. (the “Company”) to the comment letter dated January 12, 2024 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) that was confidentially submitted to the Commission for review on December 19, 2023. The Company is today confidentially submitting via EDGAR this letter together with its amended draft registration statement on Form F-1 (the “Amended Draft Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter. The Amended Draft Registration Statement also includes updates relating to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Draft Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Prospectus Summary, page 1

1.	Please provide a chart detailing your corporate structure, including your subsidiaries prior to and following the completion of the offering.

In response to the Staff’s comment, the Company included a diagram detailing its corporate structure, both prior to and following the completion of the offering, in the Amended Draft Registration Statement under the heading “Prospectus Summary—Formation Transactions.”

Risk Factors, page 8

2.
We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comment, the Company has included the requested risk factor disclosure in the Amended Draft Registration Statement under the heading “Risk Factors—Risks Relating to our Common Shares.”

Anti-takeover provisions in our amended and restated articles of incorporation and amended and restated bylaws could make it difficult..., page 37

3.
We note your disclosure in this risk factor regarding anti-takeover provisions, including provisions that permit the removal of any director only for cause. Please revise to also disclose in this section the vote required to remove a director. We note your related disclosure on page 79.

In response to the Staff’s comment, the Company has included the requested disclosure in the Amended Draft Registration Statement under the heading “Risk Factors—Risks Relating to our Common Shares—Anti-takeover provisions in our amended and restated articles of incorporation and amended and restated bylaws could make it difficult for our shareholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.”

Use of Proceeds, page 40

4.
We note your disclosure that you intend to use the net proceeds of the offering for general corporate purposes, which may include, among other things, funding for working capital needs and fleet expansion. If known, please revise to provide the information required by Item 3.C of Form 20-F with respect to the acquisition of additional vessels. If the company has no specific plans for the proceeds, please revise to discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comment, the Company has added the following disclosure under the heading “Use of Proceeds” in the Amended Draft Registration Statement:

“At this time, we have not specifically identified any vessels to acquire, nor have we identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. The foregoing represents our current intentions with respect to the use of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. The principal purposes of this offering are to obtain additional capital to fund our operations and growth, to create a public market for our common stock and to facilitate our future access to the public equity markets.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

5.
We note from your disclosures here and elsewhere in the registration statement that prior to the closing of this offering, you will acquire all of the outstanding share capital of Maui Shipping Co. in exchange for your Series A preferred shares and Series B preferred shares pursuant to the Exchange Agreement. Please revise to clearly disclose whether you intend to consummate the Exchange Agreement at or prior to the date of the effectiveness of the registration statement, or after the date of the effectiveness of the registration statement but before the closing of this offering.

The Company advises the Staff that it intends to consummate the transactions contemplated by the Exchange Agreement, pursuant to which the Company will acquire its Initial Vessel, at or prior to the effectiveness of its Registration Statement on Form F-1. The Company has revised its disclosure throughout the Amended Draft Registration Statement accordingly.

Results of Operations for the Nine-Month Periods Ended September 30, 2023 and 2022, page 50

6.
We note you attribute the decrease in revenues for the nine-month period ended September 30, 2023 to lower charter rates in 2023. Please expand your disclosure to describe the underlying factors contributing to the decreased charter rates experienced in 2023 versus 2022 and your assessment of whether this trend will have or is reasonably likely to have a material impact on your results of operations. Refer to SEC Release 33-8350. In addition, explain how your discussion of increasing BDI rates at page 55 is consistent with the lower charter rates you experienced in 2023 or revise your disclosures to clarify.

In response to the Staff’s comment, the Company has expanded its disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Nine Month Periods Ended September 30, 2023 and 2022—Revenues, net” to describe the primary underlying factors contributing to the decrease in charter rates experienced in 2023. The Company further advises the Staff that, as disclosed throughout the Amended Draft Registration Statement, dry bulk charter rates have historically been volatile, with extreme highs and lows, and thus, the Company does not believe that the decrease in charter rates experienced in 2023, in particular, constitutes a downward market trend. The Company directs the Commission to its disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations” which identifies key factors that the Company believes may materially affect its results of operations, including its ability to employ its vessels at economically attractive rates.

In addition, the Company has expanded its discussion of the dry bulk charter market under the heading “The International Dry Bulk Industry”, and has removed the cited reference to increasing BDI in 2023 to avoid any misinterpretation that the BDI was higher for the full year of 2023 compared to 2022.

Liquidity and Capital Resources, page 52

7.
Please provide a statement that in management’s opinion working capital is sufficient for your present requirements, or if not, discuss how you propose to provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.

In response to the Staff’s comment, the Company has included a statement in the Amended Draft Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” confirming that the Company believes that its working capital is sufficient to meet its requirements for the next twelve months, taking into account the Company’s projected cash flows from operations.

The International Dry Bulk Industry, page 54

8.	We note your use of industry and market data in this section. Please revise to disclose your support for these statements, including the names and dates of third party sources.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the industry and market data appearing under the section “The International Dry Bulk Industry” and elsewhere throughout the Amended Draft Registration Statement was compiled from Braemar Plc (“Braemar”) from its database and other industry sources. Accordingly, where appropriate, the Company has attributed Braemar as the source of such industry and market data appearing in the Amended Draft Registration Statement.

The Company further advises the Staff that none of the information provided by Braemar was commissioned by the Company for the purpose of citing or using such information in the Company’s Registration Statement on Form F-1. The Company respectfully submits that the information attributed to Braemar does not reflect the opinion or judgment of an “expert,” and that Braemar is a shipping, investment, chartering, and risk management advisor within an industry group that is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such third party as an expert or the statements are purported to be made on the authority of such provider as an “expert.”

As a result of the foregoing, the Company respectfully submits that Braemar is not an expert of the kind whose consent would be required to be filed pursuant to Rule 436.

Chartering of our Fleet, page 56

9.
We note your disclosure that your Initial Vessel is currently employed on a time charter. Please disclose all material terms of such charter agreement, including termination provisions. In addition, please file such agreement or tell us why you do not believe it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Business—Chartering of our Fleet” to include the termination provisions of the time charter for its Initial Vessel. The Company believes that its disclosure in the Amended Draft Registration Statement contains all material terms of such time charter. The Company further advises the Staff that it has not disclosed the name of the time charter counterparty for the Initial Vessel because the Company believes that it is not material to an investor’s investment decision. In describing the counterparty as “international commodity trading conglomerate,” the Company believes that investors are given sufficient information to determine the counterparty risk of this entity. The Company respectfully advises the Staff that other registrants in the shipping industry describe their charter counterparties in the same manner.

The Company further advises the Staff that it has given due consideration to the contracts required to be filed as exhibits to the Registration Statement, including pursuant Item 601(b)(10)(ii)(B) of Regulation S-K, which requires a registrant to file contracts that ordinarily accompany its business if such contacts are contracts on which its business is substantially dependent.

The Company does not plan to file its charter agreement for its Initial Vessel as an exhibit to the Registration Statement, because the Company believes that its entry into the time charter was in the ordinary course of business, and does not consider such agreement to be a contract upon which its business is substantially dependent within the meaning of Item 601(b)(10)(ii)(B). The Company believes that if the time charter for the Initial Vessel was to be terminated, the Company could replace such agreement with a new time charter or employ the Initial Vessel in the spot market in a relatively short period of time at a comparable rate, because the Company’s Initial Vessel is chartered at a floating daily rate that is linked to the Baltic Panamax Index.

When the time charter for the Initial Vessel expires, the Company expects to procure new employment for its Initial Vessel. This expectation is not dependent on the current market environment for the Initial Vessel, and is informed by management’s experience with employing the Initial Vessel (and other similar vessels), with negligible off-hire time upon expiration or termination of their charters. Therefore, the Company believes that while any early termination of a charter agreement could have a temporary negative impact on its revenues (offset by amounts recoverable from the charterer in the event of cancellation by a charterer), any such termination would not have a long-term impact on its business.

To the extent that the Company’s time charter may be terminated early by the charterer other than pursuant to the specific permitted circumstances contained therein, the Company would vigorously pursue any and all claims for damages and the other remedies available to it, which, if successful, would offset the temporary negative impact on its revenues. While it is not guaranteed that the Company would recover any amounts in the case of a breach of its time charter, the Company believes that the amounts recovered, if any, would mitigate any lost revenue the Company might sustain while its Initial Vessel was being re-chartered.

For the reasons set forth above, the Company does not believe that its business is substantially dependent on the time charter for its Initial Vessel, and since it was entered into in the ordinary course of business, it does not believe that it is a material contract that would be required to be filed pursuant to Item 601(b)(10)(ii)(B).

The Company also respectfully notes that a review of the Commission filings of other international shipping companies reflects a similar position taken by those companies. As noted above, the Company believes that its current disclosure regarding the time charter for its Initial Vessel provides investors with all of its material terms (including the duration, options to extend and the Company’s aggregate vessel operating revenues) and is consistent with industry disclosure. The Company undertakes to periodically review how it discloses the material terms of its charter agreements to ensure meaningful information is being provided to investors.

Business

Property, Plants and Equipment, page 58

10.
We note your disclosure that you do not own or lease any material properties other than your Initial Vessel. Please revise your disclosure to clarify the timing of your acquisition of the Initial Vessel.

The Company respectfully refers the Staff to its response to Comment No. 5 herein.

Management, page 70

11.	Please disclose how long your chief executive officer and chief financial officer have served in such positions.

In response to the Staff’s comment, the Company has included the requested information in the Amended Draft Registration Statement under the heading “Management—Directors and Executive Officers.”

12.
We note your disclosure in this section regarding your executive officers, and your disclosure on page 71 regarding executive compensation. Given your disclosure on page 71 that as of September 30, 2023, you had no employees, and you do not anticipate having any employees upon completion of this offering, please revise to clarify the nature of your employment relationship with your executive officers.

The Company confirms to the Staff that it had no direct employees as of September 30, 2023, and that it does not anticipate having any direct employees upon the completion of this offering. The Company advises the Staff that the amounts disclosed as executive compensation payable to the Company’s Chief Executive Officer for periods prior to October 1, 2023 relate to executive services provided to Maui and Positano (the predecessor companies). Commencing October 1, 2023, the services of the Company’s Chief Executive Officer and Chief Financial Officer were provided by Pavimar S.A. pursuant to a Services Agreement . The Services Agreement was novated to Pavimar Shipping Co. on January 18, 2024 , on the same terms. The Company has revised its disclosure under the headings “Management—Executive Compensation,” “Management—Employees,” and “Certain Relationships and Related Party Transactions” of the Amended Draft Registration Statement, as well as Note 12 (Subsequent Events) to the Company’s consolidated financial statements included therein, to provide information on the Services Agreement.

13.
We note your disclosure that your chief financial officer previously served as an officer of an international shipping group and as an officer of a leading product tanker and gas carrier management company. Please revise to identify such companies.

In response to the Staff’s comment, the Company has included the requested information in the Amended Draft Registration Statement under the heading “Management—Directors and Executive Officers.”

General

14.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company advises the Staff that if any written communications are presented, or are expected to be presented, to potential investors in reliance on Section 5(d) of the Securities Act prior to the effectiveness of its registration statement on Form F-1, the Company undertakes to provide such materials to the Staff on a supplemental basis. As of the date hereof, no such materials have been, or are expected to be, so presented to potential investors.

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If you have any questions or comments concerning this letter, please feel free to contact Filana R. Silberberg, Esq. at (212) 922-2225 or Will Vogel at (212) 922-2280.

Yours sincerely,

Watson Farley & Williams LLP

By:	/s/ Filana R. Silberberg
Filana R. Silberberg, Esq.